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                              September 29, 2022

       Todd Vogensen
       Chief Financial Officer
       Party City Holdco Inc.
       80 Grasslands Road
       Elmsford, NY 10523

                                                        Re: Party City Holdco
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
September 14, 2022
                                                            File No. 001-37344

       Dear Mr. Vogensen:

              We have reviewed your September 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 25, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 33

   1. We note your response to comment 1. Please help us further understand why you do not consider costs related
to inventory management reflective of your core operating
                                                        performance of the
retail and wholesale of party goods. Also, please tell us if there were any associated gains on
final disposal of the related inventory items.
   2. We note your response to comment 2. Please quantify for us the amount of employee salaries and health
benefit costs included in your adjustment. Please distinguish amounts between employees on
salary versus amounts related to hourly employees. For amounts related to employees on
salary, please further explain to us why you consider these costs
 Todd Vogensen
Party City Holdco Inc.
September 29, 2022
Page 2
         to be incremental to your normal operations and attributable to Covid-19. Also, please tell us if you received any employee retention tax credits or other relief measures under the Cares Act and your consideration of factoring those amounts in your adjustment.
       You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameTodd Vogensen                                Sincerely,
Comapany NameParty City Holdco Inc.
                                                               Division of
Corporation Finance
September 29, 2022 Page 2                                      Office of Trade
& Services
FirstName LastName